June 7, 2012

Theresa Messinese

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Ryder System, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 16, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012

Filed April 24, 2012

File Number: 001-04364

Dear Ms. Messinese:

On behalf of Ryder System, Inc. (“Ryder”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2012. For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

Note (K) Accrued Expenses and Other Liabilities, page 11

1.	We note that salary and wages decreased $59.0 million to $62.0 million at March 31, 2012 from $121.1 million at December 31, 2011. Please explain to us the reason for the decrease.

Accrued salaries and wages of $121.1 million as of December 31, 2011 includes the accrual for our 2011 annual performance incentive bonus plan (“bonus plan”). The decrease in accrued salaries and wages of $59.0 million in the first quarter of 2012 was primarily the result of the $74 million payout of the bonus plan in February of 2012. As discussed in our 2012 Proxy Statement, our bonus plan is based on attaining three performance measures over a performance period, which is the calendar year. The bonus payment is approved by the Compensation Committee of the Board of Directors during the February board meeting each year and paid subsequent to the approval.

11690 NW 105 Street, Miami, FL 33178-1103

www.ryder.com

Securities and Exchange Commission

June 7, 2012

Note (T) Other Matters, page 21

2.	You disclose that the final resolution of matters indicated in this note could have a material effect on your consolidated operating results. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing please disclose either an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to SCS 450-20-50-4.b.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosure in your response.

We have reviewed our disclosure regarding the final resolution of matters indicated in Note (T). We advise the Staff that as of March 31, 2012, we determined that, with respect to legal matters stemming from our continuing operations, the reasonably possible range of losses in excess of amounts already accrued was not material. In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2012, if there is no change in fact or law, we will replace the first paragraph of Note (T) with the following as it relates to continuing operations:

We are a party to various claims, complaints and proceedings arising in the ordinary course of our continuing business operations including but not limited to those relating to commercial and employment claims, environmental matters, risk management matters (e.g. vehicle liability, workers’ compensation, etc.) and administrative assessments primarily associated with operating taxes. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. For matters from continuing operations where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, we believe that such losses will not have a material effect on our consolidated financial statements. See Note (D), “Guarantees,” for information regarding discontinued operations.

Securities and Exchange Commission

June 7, 2012

Our estimates regarding potential losses and materiality are based on our judgment and assessment of the claims utilizing currently available information. Although we will continue to reassess our reserves and estimates based on future developments, our objective assessment of the legal merits of such claims may not always be predictive of the outcome and actual results may vary from our current estimates.

With respect to legal matters stemming from our discontinued operations in South America, we propose to enhance our disclosure in future filings if we believe there is at least a reasonable possibility a material loss exceeding amounts already recognized may be incurred. Specifically, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2012, if there is no change in fact or law, we will add the following disclosure to Note (D) regarding discontinued operations:

Although we discontinued our operations in 2009, we continue to be party to various federal, state and local legal proceedings involving labor matters, tort claims and tax assessments. We have established loss provisions for any matters where we believe a loss is probable and can be reasonably estimated. Other than with respect to the matters discussed below, for matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, we believe that such losses will not have a material effect on our consolidated financial statements.

In Brazil, we have been assessed $6 million (before and after tax) for various federal income taxes and social contribution taxes for the 1997 and 1998 tax years. We have successfully overturned these federal tax assessments at the lower courts; however, there is a reasonable possibility that these rulings could be reversed and we would be required to pay this assessment. We believe it is more likely than not that our position will ultimately be sustained if appealed and no amounts have been reserved for these matters. We are entitled to indemnification for a portion of any resulting liability on these federal tax claims which, if honored, would reduce the estimated loss.

Additionally in Brazil, we have been assessed $6 million (before and after tax) for certain state operating tax credits utilized between 2001 and 2003. Although we believe it is reasonably possible that we could incur this loss, we believe it is more likely than not that our position will ultimately be sustained and no amounts have been reserved for these matters.

We will continue to consider the guidance in ASC 450-20-50, based on the facts known at the time of our future filings, as it relates to legal contingencies, and will adjust our disclosures as may be required under the guidance.

Securities and Exchange Commission

June 7, 2012

Management’s Discussion and Analysis

Financial Resources and Liquidity

Cash Flows, page 33

3.	You disclose that cash provided by operating activities from continuing operations decreased in the three months ended March 31, 2012 compared with 2011 because of an increase in working capital needs, and that the increase in working capital was driven by planned cash payments specific to the first quarter. Please explain to us and disclose what working capital needs increased and why, and what the planned cash payments specific to the first quarter were and the reason for them. Quantify associated amounts as appropriate so that investors may understand the relative magnitude of each item. Please note that reference to changes in balance sheet items in regard to working capital changes may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash.

Cash provided by operating activities from continuing operations decreased $31 million for the three months ending March 31, 2012 compared with March 31, 2011. The $31 million decline was primarily driven by planned working capital cash payments. The planned working capital cash payments in the first quarter of 2012 were related to the $74 million bonus payment discussed in response to Question #1. The 2012 bonus payment increased $39 million compared to the 2011 bonus payment.

In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2012, we will provide specific disclosure surrounding the bonus payment to the extent it continues to drive the variance in cash provided by continuing operations.

*****

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-4290 or fax at (305) 500-7915.

Securities and Exchange Commission

June 7, 2012

Very truly yours,

/s/ Cristina A. Gallo-Aquino

Cristina A. Gallo-Aquino
Vice President and Controller
Ryder System, Inc.

cc:	Richard Deas, PricewaterhouseCoopers, LLP Partner